SCHEDULE 13 D

BNCCORP., Inc.   ( Name of Issuer )

Common Stock ( Title of Class of Securities )

055936108  (CUSIP Number)

Jeffry M. Henderson, 111 W. Jackson Blvd., 16th Floor
Chicago, IL 60604  (312) 986-6460        (Name of authorized person)
           				         									 Communications)
1. Name of Reporting Person  ( Kenneth Hilton Johnson )
2. Check Box if member of a Group ( N/A )
3. SEC ONLY
4. Source of Funds  ( self )
5. Check Box if Disclosure of Legal Proceedings is required (N/A)
6. Citizenship ( United States )

Number of Shares Beneficially Owned By Each Reporting Person With:

7. Sole Voting Power ( 123,000)
8. Shared Voting Power ( 0)
9. Sole Dispositive Power (123,000 )
10. Shared Dispositive Power (0 )

11. Aggregate Amount Beneficially Owned By Each Reporting Person (123,000)
12. Check Box if the Aggregate Amount Excludes Certain Shares ( N/A)
13. Percent of Class Represented By Amount in Row 11 ( 5.125% )
14. Type of Reporting Person (individual)